

Mail Stop 3561

April 5, 2011

Via Fax & U.S. Mail

Mr. Hank Halter
Senior Vice President and Chief Financial Officer
Post Office Box 20706
Atlanta, Georgia 30320-6001

> **Re:** **Delta Air Lines, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2010**
> **Filed February 16, 2011**
> **File No. 001-05424**

Dear Mr. Halter:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2010

Forward-Looking Information, page 1

1. We note your disclosure that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or your present expectations. You also reference various risk factor sections "for examples of

such risks and uncertainties." All material risks should be discussed in the risk factors section. In your future filings, please revise this paragraph to clarify that you have discussed all known material risks.

Management's Discussion and Analysis of Financial Condition and Results of Operations

– Results of Operations – 2010 Compared to 2009

2. We note your disclosure that operating margin excluding special items (a non-GAAP financial measure as defined in "Supplemental Information" below) was 8.4% in 2010 compared to .3% in 2009. However, the Supplemental Information section on page 40 appears to show only the reconciliation of "operating income excluding special items" to "operating income (loss)" and does not disclose operating margin excluding special items as reconciled to the most directly comparable financial measure. Please revise future filings accordingly.

Statements of Cash Flows, page 48

3. We note your presentation of (purchase) redemption of investments in the investing activities section of the statements of cash flows. In light of the disclosure in Note 1 that short-term investments as of December 31, 2010 consist of treasury bills with maturities greater than three months but less than a year, it appears that presentation of the purchases and redemptions of these investments should be shown "gross" rather than "net" on the statement of cash flows. Please revise future filings accordingly, or alternatively, please explain why you believe a "net" presentation is appropriate for these investments. See guidance in ASC 230-10-45-7 through 45-9.

4. We note from your disclosure of non-cash transactions at the bottom of the statements of cash flows, that during 2010 you recorded a debt discount of $110 million on the American Express Agreement. Please explain to us the nature of this debt discount and how it was recorded in your financial statements.

Statements of Stockholders' Equity, page 49

5. We note that during 2009 and 2010 you issued shares of common stock pursuant to both Delta and Northwest's Plans of Reorganization. Please tell us, and disclose in future filings, why these shares were issued during 2009 and 2010, the terms under which the shares were issued during these time periods, and explain to us how you accounted for the issuance of the shares in your financial statements..

Note 1. Background and Summary of Significant Accounting Policies
–Long-Lived Assets, page 54

6. We note your disclosure in footnote (2) that for leasehold improvements at certain airport facilities, you apply estimated useful lives which extend beyond the contractual lease terms. Please explain to us, and disclose in future filings, why you believe that your method of depreciating leasehold improvements using this useful life is appropriate. Refer to the guidance in paragraph 4.69 and 4.70 of the AICPA Audit Guide for Airlines.

Note 5. Debt, page 67

7. We note your disclosure on page 71that during 2010 you restructured $820 million of existing debt, including changes in applicable interest rates and other payment terms. Please tell us and disclose in future filings how you accounted for these debt modifications in accordance with ASC 470-50-40.

8. We note your disclosure on page 72 that during 2010 you recorded a $391 million loss on extinguishment of debt, of which $304 million related to a non-cash write-off of debt discounts that were recorded as part of purchase accounting. Please provide us more details as to the nature of the write-off of debt discounts and explain to us why you believe it was appropriate to write-off these amounts during 2010.

Note 8. JFK Redevelopment, page 78

9. We note that during December 2010 you began a redevelopment project at JFK Airport and you estimate the total cost will be $1.2 billion. We also note your disclosure that as construction progresses, the project will be recorded on your balance sheet as a fixed asset and you will also record a related construction obligation. Please explain to us, and disclose in future filings, how you will determine the amount to be recorded as an asset and the related construction obligation at the end of each reporting period. Also, please explain to us the nature of the costs that you will incur on this project and tell us how you will account for each type of cost on your statement of operations. As part of your response and revised disclosure, please clarify for us the nature of the costs recorded as interest expense and explain to us how those amounts will be calculated or determined.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202)551-3301 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile
(404) 715-3956